[redacted]

08029222

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 00759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Novik (314) 515-4911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Novik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal

Title

Notary Public

MARY CONNOR
My Commission Expires
September 13, 2010
St. Louis City
Commission #06938793

NOTARY SEAL STATE OF MISSOURI

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in partnership capital, of changes in subordinated liabilities and of cash flows present fairly, in all material respects, the financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our 2007 audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2008

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

ASSETS

(Dollars in thousands)

	2007	2006
CASH AND CASH EQUIVALENTS	$ 369,480	$ 305,817
CASH SEGREGATED UNDER FEDERAL REGULATIONS	1,620,129	1,312,806
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	475,000	390,000
RECEIVABLE FROM:		
Customers	1,989,962	2,043,980
Brokers, dealers and clearing organizations	439,378	310,715
Mutual funds, insurance companies, and other	172,421	140,076
SECURITIES OWNED, at fair value:		
Inventory securities	87,524	129,609
Investment securities	136,528	145,452
EQUIPMENT, PROPERTY AND IMPROVEMENTS, at cost, net of accumulated depreciation and amortization	225,370	249,584
OTHER ASSETS	58,645	55,416
TOTAL ASSETS	$ 5,574,437	$ 5,083,455

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

LIABILITIES AND PARTNERSHIP CAPITAL

(Dollars in thousands)

	2007	2006
PAYABLE TO:		
Customers	$ 3,333,046	$ 3,164,242
Brokers, dealers and clearing organizations	66,469	44,593
SECURITIES SOLD, NOT YET PURCHASED, at fair value	5,410	9,353
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	496,487	437,973
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	180,254	218,243
	4,081,666	3,874,404
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	275,300	298,500
COMMITMENTS AND CONTINGENCIES (Note 12 and Note 13)		
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	1,093,796	813,588
Reserve for anticipated withdrawals	123,675	96,963
TOTAL PARTNERSHIP CAPITAL	1,217,471	910,551
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 5,574,437	$ 5,083,455

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006
REVENUE:		
Commissions	$ 1,858,187	$ 1,663,680
Asset fees	1,084,925	866,431
Account and activity fees	441,027	378,905
Principal transactions	384,609	267,038
Interest and dividends	298,793	247,381
Investment banking	34,723	32,505
Other revenue	20,611	34,888
Total revenue	4,122,875	3,490,828
Interest expense	79,879	52,344
Net revenue	4,042,996	3,438,484
OPERATING EXPENSES:		
Compensation and benefits	2,484,063	2,079,723
Communications and data processing	299,193	269,415
Occupancy and equipment	308,787	286,182
Payroll and other taxes	137,036	118,572
Advertising	61,931	55,746
Postage and shipping	57,980	51,605
Floor brokerage and clearance fees	17,077	17,993
Legal	10,916	50,559
Other operating expenses	171,879	130,886
Total operating expenses	3,548,862	3,060,681
NET INCOME	$ 494,134	$ 377,803
NET INCOME ALLOCATED TO:		
Limited partner	$ 491,543	$ 376,110
General partner	2,591	1,693
	$ 494,134	$ 377,803

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2005	$ 713,058	$ 7,203	$ 720,261
Net income	376,110	1,693	377,803
Capital contributions	16,841	2,276	19,117
Capital withdrawals and distributions	(204,564)	(2,066)	(206,630)
Total Partnership Capital	**901,445**	**9,106**	**910,551**
Reserve for anticipated withdrawals	(95,993)	(970)	(96,963)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2006	805,452	8,136	813,588
Net income	491,543	2,591	494,134
Capital contributions	228,974	4,686	233,660
Capital withdrawals and distributions	(320,672)	(3,239)	(323,911)
Total Partnership Capital	**1,205,297**	**12,174**	**1,217,471**
Reserve for anticipated withdrawals	(122,438)	(1,237)	(123,675)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2007	$ 1,082,859	$ 10,937	$ 1,093,796

Included in Total Partnership Capital as of December 31, 2007 and 2006 are Reserves for anticipated withdrawals which the Partnership distributed to its General Partner and Limited Partner subsequent to December 31, 2007 and 2006, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006
Balance, beginning of year	$ 298,500	$ 344,200
Repayments of subordinated liabilities	(23,200)	(45,700)
Balance, end of year	$ 275,300	$ 298,500

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 494,134	$ 377,803
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	89,938	84,668
Changes in assets and liabilities:		
Cash segregated under federal regulations	(307,323)	(1,312,804)
Securities purchased under agreements to resell	(85,000)	89,000
Net payable to customers	222,822	1,341,147
Net receivable from brokers, dealers and clearing organizations	(106,787)	(100,706)
Receivable from mutual funds, insurance companies, and other	(32,345)	(21,840)
Securities owned, net	47,066	(9,279)
Other assets	(3,229)	(11,503)
Accrued compensation and employee benefits	58,514	84,215
Accounts payable and accrued expenses	(37,989)	(25,805)
Net cash provided by operating activities	339,801	494,896
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, property and improvements, net	(65,724)	(85,718)
Net cash used in investing activities	(65,724)	(85,718)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments of subordinated liabilities	(23,200)	(45,700)
Contributions of partnership capital	233,660	19,117
Withdrawals and distributions from partnership capital	(420,874)	(321,538)
Net cash used in financing activities	(210,414)	(348,121)
Net increase in cash and cash equivalents	63,663	61,057
CASH AND CASH EQUIVALENTS, beginning of year	305,817	244,760
CASH AND CASH EQUIVALENTS, end of year	$ 369,480	$ 305,817
Cash paid for interest	$ 80,218	$ 53,697

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiary in Canada are included in the Partnership's consolidated financial statements for the twelve months ended November 30, 2007 and 2006 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of three registered broker-dealers primarily serving individual investors. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities, insurance products, investment banking and principal transactions and as a distributor of mutual fund shares, and revenue related to assets held by and account services provided to its clients. The Partnership conducts business throughout the United States of America, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The consolidated financial statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Transaction Risk

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Revenue Recognition

Customer transactions are recorded on a settlement date basis and the related commissions, principal transactions and investment banking revenues are recorded on a trade date basis. All other forms of revenue are recorded on an accrual basis.

Commissions consist of charges to customers for the sale of securities, insurance products and mutual fund shares.

Asset fees revenue consists primarily of service fees and other revenues received under agreements with mutual fund and insurance companies based on the underlying value of the Partnership's customers' assets invested in those companies' products. Asset based revenues related to the Partnership's interest in the Edward Jones Money Market Fund are included in asset fees revenue.

Account and activity fees revenue includes fees received from mutual fund companies for sub-transfer agent accounting services performed by the Partnership and self-directed IRA custodian account fees. It also includes other activity based revenues from customers, mutual fund companies and insurance companies.

Principal transactions revenue results from the Partnership's participation in market-making activities in over-the-counter corporate securities, municipal obligations, U.S. Government obligations, including general obligations and revenue bonds, unit investment trusts and mortgage-backed securities.

Interest and dividend income is earned primarily on margin account balances, securities purchased under agreement to resell, cash equivalents, inventory securities and investment securities.

Investment banking revenues are derived from the Partnership's underwriting and distribution of securities on behalf of issuers.

The Partnership derived 65% and 66% of its total revenue for the years ended December 31, 2007 and 2006, respectively, from sales and services related to mutual fund and annuity products.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the period. Revenue and expenses denominated in foreign currencies are translated using the prevailing exchange rate on the date of the transaction. Foreign exchange gains and losses are included in Other Revenue in the consolidated statements of income.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated Under Federal Regulations

Cash of $1,620,129 and $1,312,806 was segregated in a special reserve bank account for the benefit of customers as of December 31, 2007 and 2006, respectively, under rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by U.S. government and agency securities. The fair value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the fair value of the underlying securities loaned. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the consolidated statements of financial condition.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are valued at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Lease Accounting

The Partnership enters into lease agreements for certain headquarters facilities as well as branch office locations. The associated lease expense is recognized on a straight-line basis over the minimum lease terms.

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

New Accounting Standards

On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Partnership's financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Partnership will adopt SFAS 157 for the fiscal year beginning January 1, 2008. The Partnership has completed an assessment of the implications of SFAS 157 and has concluded that it will not have a material impact on its consolidated financial condition, results of operations, or cash flows.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Partnership has elected not to measure at fair value financial instruments not otherwise required to be measured at fair value.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2007	2006
Receivable from carrying broker	$ 361,303	$ 233,363
Receivable from money market funds	47,390	31,311
Dividends receivable	10,256	29,245
Receivable from clearing organizations	7,396	5,516
Securities failed to deliver	7,071	6,524
Deposits paid for securities borrowed	1,108	3,061
Other	4,854	1,695
Total receivable from brokers, dealers and clearing organizations	$ 439,378	$ 310,715
Securities failed to receive	$ 47,623	$ 30,727
Payable to clearing organizations	17,821	10,519
Securities loaned	-	2,859
Other	1,025	488
Total payable to brokers, dealers and clearing organizations	$ 66,469	$ 44,593

Receivable from carrying broker represents balances and deposits with the Partnership's Canadian carrying broker. Receivable from clearing organizations represents balances and deposits with clearing organizations. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

4. RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset based fees and fees for sub-transfer agent accounting services from mutual fund and insurance companies.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased are summarized as follows (at fair value):

	2007		2006	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory securities:				
Certificates of deposit	$ 1,022	$ 246	$ 10,573	$ 1,206
U.S. and Canadian government and U.S. agency obligations	4,800	1,139	4,487	3,446
State and municipal obligations	56,129	200	58,475	132
Corporate bonds and notes	7,434	2,629	39,033	2,961
Collateralized mortgage obligations	1,731	26	1,968	40
Equities	15,174	934	14,380	1,425
Unit investment trusts	1,234	236	693	143
	$ 87,524	$ 5,410	$ 129,609	$ 9,353

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $9,000 and $25,000 at December 31, 2007 and 2006, respectively.

	2007	2006
Investment securities:		
U.S. government and agency obligations held by U.S. broker-dealer	$ 25,014	$ 37,356
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	24,335	26,952
Mutual funds	82,824	74,301
Equities	4,355	6,843
	$ 136,528	$ 145,452

6. EQUIPMENT, PROPERTY AND IMPROVEMENTS:

Equipment, property and improvements are summarized as follows:

	2007	2006
Equipment, furniture and fixtures	$ 714,749	$ 665,745
Buildings and improvements	286,070	288,704
Total equipment, property and improvements	1,000,819	954,449
Accumulated depreciation and amortization	(775,449)	(704,865)
Equipment, property and improvements, net	$ 225,370	$ 249,584

Depreciation and amortization expense on equipment and leasehold improvements is included in the consolidated statements of income under Communications and Data Processing and Occupancy and Equipment.

7. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2007, the Partnership had bank lines of credit aggregating $1,240,000, of which $1,140,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. There were no bank loans outstanding under these lines as of December 31, 2007 or 2006.

Interest is at a fluctuating rate based on short-term lending rates. During the year ended December 31, 2007, Edward Jones had bank loans outstanding for five days with an average daily outstanding balance of $157,200 at an average interest rate of 5.2%. During the year ended December 31, 2006, Edward Jones had no outstanding bank loans.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2007	2006
Capital notes, 7.33%, due in annual installments of $50,000 commencing on June 12, 2010, with a final installment on June 12, 2014.	$ 250,000	$ 250,000
Capital notes, 7.79%, due in annual installments ranging from $3,700 to $12,700, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	14,800	27,500
Capital notes, 8.18%, due in annual installments of $10,500, with a final installment on September 1, 2008.	10,500	21,000
	$ 275,300	$ 298,500

Required annual principal payments, as of December 31, 2007, are as follows:

2008	$ 14,200
2009	3,700
2010	53,700
2011	53,700
2012	50,000
Thereafter	100,000
	$ 275,300

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2007, Edward Jones was required, under the note agreements, to maintain minimum partnership capital of $400,000 and Net Capital of $139,450 (see Note 9).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange ("NYSE") and, therefore, are included in Edward Jones' computation of Net Capital under the Securities and Exchange Commission's ("SEC") uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $292,000 and $311,000 as of December 31, 2007 and 2006, respectively.

9. NET CAPITAL REQUIREMENTS:

Edward Jones is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, Edward Jones must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels, even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2007, Edward Jones' Net Capital of $798,139 was 42.9% of aggregate debit items and its Net Capital in excess of the minimum required was $760,953. Net Capital after anticipated withdrawals as a percentage of aggregate debits was 42.9%. Net Capital and the related capital percentages may fluctuate on a daily basis.

At December 31, 2007, the Partnership's foreign broker-dealer subsidiaries were in compliance with regulatory capital requirements in the jurisdictions in which they operate.

10. OTHER REVENUE:

Included in 2006's Other Revenues are $6,800 in unrealized gains from the receipt of shares in exchange for the Edward Jones' NYSE membership as a result of the merger between the NYSE and Archipelago and a $6,500 gain from the sale of Edward Jones' interest in the investment advisor to Federated's Capital Income Fund. In 2007, Other Revenues include $200 in unrealized losses related to the NYSE shares.

11. EMPLOYEE BENEFIT PLANS:

The Partnership maintains profit sharing plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $127,000 and $94,400 were provided by the Partnership for its contributions to the plans for the years ended December 31, 2007 and 2006, respectively.

12. COMMITMENTS:

The Partnership leases a significant portion of its headquarters office space, certain equipment, and furniture and fixtures from a subsidiary of JFC under terms of noncancelable triple net leases expiring through 2020. As of December 31, 2007, fixed annual rentals under these leases were approximately $10,000. The Partnership reimbursed the lessor $11,400 and $10,100 during 2007 and 2006, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters and branch office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense, which is recognized on a straight-line basis over the minimum lease term, was $213,000 and $204,000 for the years ended December 31, 2007 and 2006, including $11,400 and $15,800, respectively, paid to a subsidiary of JFC.

The Partnership's noncancelable lease commitments greater than one year as of December 31, 2007, are summarized below:

Year	
2008	$ 118,707
2009	40,581
2010	28,674
2011	21,167
2012	17,160
Thereafter	109,965
	$ 336,254

The Partnership's rent expense is greater than its annual future lease commitments because the annual future lease commitments include only non cancelable lease payments greater than one year.

13. CONTINGENCIES:

In the normal course of business, the Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgements, fines or penalties. In recent years, the number of legal actions and investigations has increased with a focus on mutual fund issues among many firms in the financial services industry, including the Partnership.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages, the Partnership cannot predict with certainty the eventual loss or range of loss related to such matters. The Partnership has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Partnership on some of these matters and as a result, has established appropriate accruals for potential litigation losses. The Partnership believes, based on current knowledge and after consultation with counsel, the outcome of these actions will not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome could be material to the Partnership's future operating results for a particular period or periods.

Also, in the normal course of business, the Partnership enters into contracts which contain indemnification provisions, including, but not limited to, purchase contracts, service agreements, escrow agreements, sales of assets, outsourcing agreements and leasing arrangements. Under the provisions of these contracts, the Partnership may indemnify counterparties to the contracts for certain aspects of the Partnership's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Partnership may in turn obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Partnership's results of operations or financial condition.

14 RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on capital JFC has invested in Edward Jones. Charges for salaries amounted to $24,300 and $20,200 for the years ended December 31, 2007 and 2006 respectively, and are included in compensation and benefits expense. In addition, interest expense includes $37,400 and $15,800 charged by JFC for capital utilized during the years 2007 and 2006 respectively.

Edward Jones owns a 49.5% limited partnership interest in the investment advisor to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the advisor. Approximately 2.7% and 2.3% of the Partnership's revenues were derived from the advisor to the Fund during 2007 and 2006, respectively.

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 1,217,471
Deduct partnership equity not allowable for Net Capital		(177,220)
Total partnership capital qualified for Net Capital		1,040,251
Add -		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		275,300
B. Other allowable credits - Flow-through capital benefit from subsidiary		28,626
		1,344,177
Deductions and/or charges-		
A. Nonallowable assets	$ 517,991	
B. Aged fails-to-deliver		
1. Number of items 159	79	
C. Aged short security differences		
1. Number of items 50	2,153	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	5,167	(525,390)
Net Capital before haircuts on securities positions		$ 818,787

NET CAPITAL (continued):	$ 818,787
Net Capital before haircuts on securities positions	
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
A. Contractual securities commitments	1,449
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	9
2. U.S. and Canadian government obligations	593
3. State and municipal government obligations	3,651
4. Corporate obligations	246
5. Stocks and warrants	14,577
8. Other	123
D. Undue concentration	-
E. Other	-
NET CAPITAL	798,139
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation	37,186
Excess Net Capital	$ 760,953
Percentage of Net Capital to aggregate debits items	42.9%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits items	42.9%
Net Capital in excess of 5% of aggregate debit items	$ 705,173

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2007 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2007

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 2,931,481
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	37,469
Credit balances in firm accounts which are attributable to principal sales to customers	2,284
Fair value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	101
Fair value of short security count differences over 30 calendar days old	761
Fair value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	1,128
Fair value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	1,392
Total 15c3-3 credit items	$ 2,974,616

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 1,859,002
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	327
Aggregate debit items	1,859,329
Less 3% (for alternative method)	(55,780)
Total 15c3-3 debit items	1,803,549
RESERVE COMPUTATION - Total debits over total credits	$ 1,171,067
Segregated cash on deposit for the benefit of customers at December 31, 2007	$ 1,620,129

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2007 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2007

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ 4
A. Number of items	1
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2007 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements of Edward D. Jones & Co., L.P. (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners and management of the Partnership, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

END